UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2010

On February 10, 2011, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2010 as follows:

•	Date and Time:	March 25, 2011, 10:00 A.M. local time

•	Venue:	Fourth Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)      Approval of financial statements (balance sheet, income statement and statements of appropriation of retained earnings) for fiscal year 2010

2)      Appointment of director(s)

3)      Appointment of members of the Audit Committee, who are non-executive directors

4)      Approval of the aggregate remuneration limit for directors

Shareholders may exercise their voting rights without attending the meeting in person by submitting voting cards by mail.

Details regarding the candidates for director(s) and member(s) of the Audit Committee, who are non-executive director(s) will be disclosed after the list of such candidates is finalized.

Declaration of Cash Dividends by KB Financial Group Inc.

On February 10, 2011, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a cash dividend of KRW 120 per common share (total dividend amount: KRW 41,163,478,680), subject to shareholder approval. The record date is December 31, 2010, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group scheduled to be held on March 25, 2011.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditor.

The total number of common shares that are eligible for payment of dividends is 343,028,989 shares (which excludes 43,322,704 shares held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group).

Report of Change in Revenue or Income of More than 15% (KB Financial Group)

KB Financial Group Inc. (“KB Financial Group”) reported changes in its non-consolidated revenue and income as described below.

Key Details

(Won in thousands, %)

	FY2010	FY2009	Change (Amount)	Change (%)

Revenue and Income
• Operating Revenue	177,708,052	696,712,118	(519,004,066)	(74.5)
• Operating Income	84,171,060	541,893,432	(457,722,372)	(84.5)
• Income before Income Tax	85,101,372	542,721,393	(457,620,021)	(84.3)
• Net Income	88,319,877	539,818,164	(451,498,287)	(83.6)

Other Financial Data
• Total Assets	18,912,545,436	18,663,464,117
• Total Liabilities	966,744,057	811,834,483
• Shareholders’ Equity	17,945,801,379	17,851,629,634
• Capital Stock	1,931,758,465	1,931,758,465
• Shareholders’ Equity/ Capital Stock Ratio (%)	929.0	924.1

The decreases in operating revenue and net income were primarily due to a decrease in the gain on equity method investments due to decreases in net income of KB Financial Group’s subsidiaries.

The above figures are subject to change based on the results of the audit by KB Financial Group’s independent auditors.

Convocation of Annual General Meeting of Shareholders

of Kookmin Bank for Fiscal Year 2010

On February 10, 2011, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene the annual general meeting of shareholders for fiscal year 2010 as follows:

•	Date and Time:	March 24, 2011, 2:30 P.M. local time

•	Venue:	Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Kookmin Bank for fiscal year 2010

2)	Appointment of director(s) of Kookmin Bank

3)	Appointment of member(s) of the Audit Committee of Kookmin Bank, who are not non-executive director(s) of Kookmin Bank

4)	Approval of the aggregate remuneration limit for directors of Kookmin Bank

Details regarding the candidates for director(s) and member(s) of the Audit Committee of Kookmin Bank (who are not non-executive director(s)) will be disclosed after the list of such candidates is finalized.

Report of Change in Revenue or Income of More than 15% (Kookmin Bank)

Kookmin Bank, a wholly owned subsidiary of KB Financial Group Inc., reported changes in its non-consolidated revenue and income as described below.

Key Details

(Won in thousands, %)

	FY2010	FY2009	Change (Amount)	Change (%)

Revenue and Income
• Operating Revenue	20,796,144,845	26,114,448,507	(5,318,303,662)	(20.4)
• Operating Income	(787,931,174)	(200,287,173)	(587,644,001)	293.4
• Income before Income Tax	(975,830,053)	(241,312,776)	(734,517,277)	304.4
• Net Income	11,200,099	635,802,787	(624,602,688)	(98.2)

Other Financial Data
• Total Assets	254,861,755,406	256,519,760,407
• Total Liabilities	235,501,016,883	237,177,202,547
• Shareholders’ Equity	19,360,738,523	19,342,557,860
• Capital Stock	2,481,895,580	2,481,895,580
• Shareholders’ Equity/ Capital Stock Ratio (%)	780.1	779.3

•

The decreases in operating revenue and net income were primarily due to (i) a decrease in operating revenue reflecting the reduced volume of derivatives transactions (which resulted in a decrease in related income and expenses) and (ii) decreases in operating income and net income due to an increase in loan loss provisions.

•

As a result of the resolution of the board of directors of Kookmin Bank on September 28, 2010 to spin-off its credit card business to be operated by a newly established, wholly-owned subsidiary of KB Financial Group, which will remain unlisted, in accordance with the Korea Financial Accounting Standards, the figures for operating revenue, operating income and income before income taxes in the table above have been prepared based on financial statements that exclude income (loss) from discontinued operations.

The above figures are subject to change based on (i) the results of the audit by Kookmin Bank’s independent auditors and (ii) the results of Kookmin Bank’s annual general meeting of shareholders.

Preliminary Operating Results for Fiscal Year 2010

On February 10, 2011, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2010. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures for KB Financial Group and Kookmin Bank for fiscal year 2010 presented herein are currently being audited by their respective independent auditors and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		4Q 2010	3Q 2010	% Change (Q to Q)		4Q 2009	% Change (Y to Y)

Operating Revenue	Specified Quarter	6,065,715	6,023,161	0.71		6,007,998	0.96
	Cumulative	25,582,107	20,018,015	—		30,446,099	(15.98)

Operating Income	Specified Quarter	(136,670)	163,015	N/A	**	70,936	N/A **
	Cumulative	192,744	329,414	—		651,285	(70.41)

Income before Income Tax	Specified Quarter	(265,738)	126,384	N/A	**	41,398	N/A **
	Cumulative	19,192	284,930	—		552,158	(96.52)

Net Income *	Specified Quarter	(230,728)	81,323	N/A	**	17,837	N/A **
	Cumulative	88,320	319,048	—		539,818	(83.64)

*	Represents net income for controlling company interests.
**	N/A = Not applicable

2.	Operating results of Kookmin Bank (non-consolidated)

(Won in millions, %)		4Q 2010	3Q 2010	% Change (Q to Q)		4Q 2009	% Change (Y to Y)

Operating Revenue	Specified Quarter	4,871,582	4,823,871	0.99		4,913,506	(0.85)
	Cumulative	20,796,145	16,436,208	—		26,114,448	(20.37)

Operating Income	Specified Quarter	(522,040)	(53,217)	880.96		(439,900)	18.67
	Cumulative	(787,931)	(265,891)	—		(200,287)	293.40

Income before Income Tax	Specified Quarter	(665,252)	(90,973)	631.26		(484,630)	37.27
	Cumulative	(975,830)	(310,578)	—		(241,313)	304.38

Net Income	Specified Quarter	(219,057)	56,727	N/A	*	17,818	N/A *
	Cumulative	11,200	230,257	—		635,803	(98.24)

*	N/A = Not applicable

•

As a result of the resolution of the board of directors of Kookmin Bank on September 28, 2010 to spin-off its credit card business to be operated by a newly established, wholly-owned subsidiary of KB Financial Group, which will remain unlisted, in accordance with the Korea Financial Accounting Standards, the figures for operating revenue, operating income and income before income taxes in the table above have been prepared based on financial statements that exclude income (loss) from discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 10, 2011	By:	/s/ Wang-Ky Kim
(Signature)

	Name:	Wang-Ky Kim

	Title:	Deputy President & CPRO